SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)1

STEELCASE INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

858155 20 3

(CUSIP Number)

December 31, 2000

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [   ] Rule 13d-1(b)
                              [   ] Rule 13d-1(c)
                              [X] Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 5 pages

CUSIP No. 858155 20 3	13G	Page 2 of 5 Pages

(1)	Names of Reporting Persons
I.R.S. Identification No. of Above Persons (Entities Only)
Peter M. Wege

(2)	Check the Appropriate Box if a Member of a Group*
		(a)	[ ]
		(b)	[ ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power
2,768,752**
	(6)	Shared Voting Power
560,128
	(7)	Sole Dispositive Power
2,768,752**
	(8)	Shared Dispositive Power
560,128

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

29,079,203***

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	[ ]

(11)	Percent of Class Represented by Amount in Row 9
54.5%

(12)	Type of Reporting Person*
IN

**This number includes 1,667 shares that are subject to options that the reporting person may exercise within 60 days after December 31, 2000.

***This number includes 20,050,323 shares held by the Trust Under the Will of Peter Martin Wege, dated February 20, 1946, of which the reporting person disclaims beneficial ownership. Under that Trust, the reporting person has no ability to direct the disposition of these shares; however, the reporting person can prevent any disposition of these shares by the independent trustees. This number also includes 5,700,000 shares held by the Peter M. Wege Charitable Remainder Trust, dated October 10, 1997.

Securities and Exchange Commission
Schedule 13G
Page 3 of 5 pages

          This Statement on Schedule 13G is filed to update information as of December 31, 2000 and reflects holdings as of that date.

Item 1(a).	Name of Issuer:

Steelcase Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

901 44th Street, S.E., Grand Rapids, MI 49508

Item 2(a).	Name of Person Filing:

Peter M. Wege

Item 2(b).	Address of Principal Business Office or, if None, Residence:

P.O. Box 6388, Grand Rapids, Michigan 49516-6388

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

858155 20 3

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act;

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act;

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

Securities and Exchange Commission
Schedule 13G
Page 4 of 5 pages

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box: [ ]

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:	29,079,203 shares

	(b)	Percent of Class:	54.5%

	(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote	2,768,752 shares

(ii)	Shared power to vote or to direct the vote	560,128 shares

(iii)	Sole power to dispose or to direct the disposition of	2,768,752 shares

(iv)	Shared power to dispose or to direct the disposition of	560,128 shares

The number of shares reported above includes 23,152,036 shares of Class B Common Stock of the Issuer which are immediately convertible into an equal number of shares of Class A Common Stock at the option of the holder. In addition, if shares of Class B Common Stock are transferred to any persons other than a "Permitted Transferee" (as defined in the Issuer's Second Restated Articles of Incorporation), such shares are automatically converted on a share-for-share basis into shares of Class A Common Stock. Shares of Class B Common Stock of the Issuer have the same attributes as shares of Class A Common Stock of the Issuer except that each share of Class B Common Stock entitles the holder thereof to ten votes on all matters upon which shareholders have a right to vote and each share of Class A Common Stock entitles the holder thereof to one vote on such matters.

If all the outstanding shares of Class B Common Stock of the Issuer were converted into shares of Class A Common Stock, Mr. Wege may be deemed to beneficially own approximately 19.7% of the outstanding Class A Common Stock.

Securities and Exchange Commission
Schedule 13G
Page 5 of 5 pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

                       Of the shares reported in Item 4, (a) 20,050,323 shares are held by a trust of which Old Kent Bank and Charles Lundstrom serve as co-trustees, and Mr. Wege has the power to block sales of the shares held by the trust, (b) 560,128 shares are held by The Wege Foundation, of which Mr. Wege is one of six trustees (although Mr. Wege has the power to appoint the other trustees) and (c) 5,700,000 shares are held by a charitable remainder trust, of which Mr. Wege is not a trustee but as to which Mr. Wege has the power to change the charitable beneficiary of the trust.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not Applicable

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2001 /s/Peter M. Wege* (Signature) *W. Michael Van Haren W. Michael Van Haren, Attorney-in-Fact